                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 Schedule 13D/3A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                               Schlotzsky's, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    806832101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Joseph G. Beard
                          3300 Commerce Boulevard East
                               Dallas, Texas 75226
                                 (214) 515-7000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 27, 2001
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 806832101                   13D/3A                     Page 2 of 17



------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         WESTDALE PROPERTIES AMERICA I, LTD.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
         WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        TEXAS
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                352,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                  352,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
         352,000
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)  [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        4.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
        PN
------------------------------------------------------------------------------

CUSIP NO. 806832101                   13D/3A                     Page 3 of 17



------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         JGB VENTURES I, LTD.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
  4
         N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
         TEXAS
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY              352,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                           352,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
            352,000
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)   [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
         4.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
        PN
------------------------------------------------------------------------------

CUSIP NO. 806832101                   13D/3A                     Page 4 of 17


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         JGB HOLDINGS, INC.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
         N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
         TEXAS
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY                352,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                              352,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
         352,000
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions) [  ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
         4.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
         CO
------------------------------------------------------------------------------

CUSIP NO. 806832101                   13D/3A                     Page 5 of 17


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         JOSEPH G. BEARD
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)

 4 PF FOR SHARES LISTED IN ITEMS 7 AND 9 BELOW; N/A FOR SHARES LISTED IN ITEMS 8 AND 10 BELOW.
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION

 6         USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF               330,200
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY                352,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                330,200
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             352,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
         682,200
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
         9.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
         IN
------------------------------------------------------------------------------

CUSIP NO.  806832101                   13D/3A                   Page 6 of 17

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        RONALD KIMEL, AS SOLE TRUSTEE FOR THE BENEFIT OF THE ISSUE OF MANUEL KIMEL UNDER THE MANUEL KIMEL FAMILY TRUST
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
       N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
       CANADIAN
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY               352,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            352,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
       352,000
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)  [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
       4.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
       IN
------------------------------------------------------------------------------

CUSIP NO. 806832101                13D/3A                           Page 7 of 17

ITEM 1. SECURITY AND ISSUER.

     This statement relates to shares of Common Stock, no par value per share (the "Stock"), of Schlotzsky's, Inc., a Texas corporation (the "Issuer"). The principal executive offices of the Issuer are located at 203 Colorado Street, Austin, Texas 78701.

ITEM 2. IDENTITY AND BACKGROUND.

     Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by the following persons (collectively, the "Reporting Persons"): Westdale Properties America I, Ltd., a Texas limited partnership ("WPA I Ltd."); JGB Ventures I, Ltd., a Texas limited partnership and the sole general partner of WPA I Ltd. ("JGB I Ltd."); JGB Holdings, Inc., a Texas corporation and sole general partner of JGB I Ltd. ("JGB Holdings"); Joseph G. Beard, a citizen of the United States and sole shareholder of JGB Holdings ("Beard"); and Ronald Kimel, a Canadian citizen, as sole Trustee for the benefit of the issue of Manuel Kimel under the Manuel Kimel Family Trust ("Kimel").

     WPA I Ltd. is a Texas limited partnership, the principal business of which is to own, operate, develop, construct, acquire, and consult in respect of real estate in the United States. The principal business address of WPA I Ltd., which also serves as its principal office, is 3300 Commerce Boulevard East, Dallas, Texas 75226.

     JGB I Ltd. is a Texas limited partnership, the principal business of which is serving as the general partner of WPA I Ltd., which in turn serves as the general partner of Westdale Asset Management, Ltd., a Texas limited partnership, and activities related thereto. The principal business address of JGB I Ltd., which also serves as its principal office, is 3300 Commerce Boulevard East, Dallas, Texas 75226.

     JGB Holdings is a Texas corporation, the principal business of which is serving as the general partner of JGB I Ltd. and activities related thereto. The principal business address of JGB Holdings, which also serves as its principal office, is 3300 Commerce Boulevard East, Dallas, Texas 75226. Beard is the sole director and President, Vice President and Treasurer of JGB Holdings. It has no other executive officers.

     Beard's principal occupation or employment is serving as the President of JGB Holdings as general partner of JGB I Ltd. The principal business address of Beard, which also serves as his principal office, is 3300 Commerce Boulevard East, Dallas, Texas 75226.

     The principal business of Kimel and the Manuel Kimel Family Trust is investments. The principal business address of Kimel and the Manuel Kimel Family Trust, which also serves as their principal office, is 444 Adelaide Street West, Toronto, Ontario M5V 1S7, Canada.

CUSIP NO. 806832101                13D/3A                           Page 8 of 17




     The Reporting Persons may be deemed to comprise a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor any of the information contained herein shall be deemed to be an admission by any of the Reporting Persons that a "group" exists.

     During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source and amount of funds used by WPA I Ltd. to purchase its Stock is Working Capital of WPA I Ltd. As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from, among other sources, banks and brokerage firm margin accounts, to operate such business in general. Beard used personal funds to purchase his shares of Stock and shares of Stock purchased for his children.

ITEM 4. PURPOSE OF TRANSACTION.

     Pursuant to a series of transactions ending on October 3, 2001, WPA I Ltd. has purchased for an aggregate of $1,687,950 in cash an aggregate of 352,000 shares of Stock. The shares of Stock were acquired by WPA I Ltd. for the purpose of investment.

     Pursuant to a series of transactions ending on December 28, 2001, Beard, individually, purchased for an aggregate of $1,550,031 in cash an aggregate of 328,700 shares of Stock. The shares of Stock purchased by Beard individually were acquired for the purpose of investment.

     On August 15, 2000, Beard, through Uniform Transfers to Minors Act accounts established for his children, purchased 1,500 shares for $6,317 in cash. The shares of Stock purchased by Beard through accounts for his children were acquired for the purpose of investment.

     Subject to the foregoing, the Reporting Persons intend to continue to evaluate the Issuer's business, prospects and financial condition, the market for the Stock, monetary and stock market conditions and other further developments. As a part of such evaluation, one or more of the Reporting Persons may participate in meetings or hold discussions with the Issuer's management, other shareholders and other persons in which the Reporting Persons may express their views with respect to potential changes in the operations, assets, capital structure or ownership of the Issuer as a means of enhancing shareholder value. Such expression of views may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D form.

     Depending upon, among other things, the factors set forth above, the Reporting Persons reserve the right to (i) dispose of all or part of their investment in the Stock at any time, (ii) acquire additional shares of Stock by tender offer, in the open market, in private transactions or otherwise,

CUSIP NO. 806832101                13D/3A                           Page 9 of 17


(iii) propose a merger or similar business combination with the Issuer or its affiliates, (iv) seek control of the Issuer by stock ownership or otherwise, or
(v) take any other action with respect to the Issuer.

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the following actions:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Pursuant to Rule 13d-3(a), at the close of business on January 17, 2002, each of WPA I Ltd. and Kimel may be deemed to be the beneficial owner of 352,000 shares of the Stock, which constitutes approximately 4.8% of the 7,278,690 shares of the Stock outstanding at October 30, 2001, according to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001 filed on November 14, 2001 (the "Outstanding Shares"). Each of the Reporting Persons, either directly or indirectly, has or shares the power to vote or to direct the vote and to dispose or to direct the disposition of, such shares of Stock.

CUSIP NO. 806832101                 13D/3A                         Page 10 of 17

     Pursuant to Rule 13d-3(a), at the close of business on January 17, 2002, each of JGB I Ltd., as the sole general partner of WPA I Ltd., and JGB Holdings, as the sole general partner of JGB I Ltd., pursuant to Rule 13d-3 of the Act, may be deemed to be the beneficial owner of 352,000 shares of the Stock, which constitutes approximately 4.8% of the Outstanding Shares. Each of such persons, either directly or indirectly, may have or share the power to vote or to direct the vote and to dispose of or to direct the disposition of, such shares of Stock.

     Pursuant to Rule 13d-3(a), at the close of business on January 17, 2002, Beard, individually, as custodian for his children and as sole shareholder of JGB Holdings, pursuant to Rule 13d-3 of the Act, may be deemed to be the beneficial owner of 682,200 shares of the Stock, which constitutes approximately 9.4% of the Outstanding Shares consisting of (i) the 352,000 shares described in the preceding paragraphs and (ii) 330,200 additional shares of Stock beneficially owned by Beard separately or as custodian. Beard, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of, such shares of Stock.

     Other than as set forth above, none of the Reporting Persons named herein is the beneficial owner of any shares of the Stock.

During the last 60 days, Beard, individually, has purchased shares of the Stock in open market transactions on the NASDAQ Stock Market as follows:

---------------------------------------------------------------------------
       DATE             NUMBER OF SHARES             PRICE PER SHARE
---------------------------------------------------------------------------
     11/19/01                  7,000                    $5.5321
---------------------------------------------------------------------------
     11/23/01                    900                    $5.5000
---------------------------------------------------------------------------
     11/26/01                  1,000                    $5.5200
---------------------------------------------------------------------------
     11/28/01                  1,100                    $5.5000
---------------------------------------------------------------------------
     11/30/01                    200                    $5.7000
---------------------------------------------------------------------------
     12/03/01                 10,800                    $5.7972
---------------------------------------------------------------------------
     12/04/01                  1,200                    $5.7000
---------------------------------------------------------------------------
     12/05/01                    300                    $5.7500
---------------------------------------------------------------------------
     12/05/01                    300                    $5.7200
---------------------------------------------------------------------------
     12/05/01                  9,800                    $5.7000
---------------------------------------------------------------------------
     12/07/01                  1,000                    $5.7500
---------------------------------------------------------------------------
     12/07/01                  1,000                    $5.7500
---------------------------------------------------------------------------
     12/10/01                    500                    $5.8100
---------------------------------------------------------------------------
     12/11/01                  5,200                    $5.9962
---------------------------------------------------------------------------
     12/12/01                  4,500                    $5.9000
---------------------------------------------------------------------------
     12/14/01                 10,000                    $6.0000
---------------------------------------------------------------------------
     12/17/01                    900                    $5.8500
---------------------------------------------------------------------------
     12/18/01                  3,400                    $5.9765
---------------------------------------------------------------------------
     12/27/01                    500                    $5.8500
---------------------------------------------------------------------------
     12/28/01                  5,000                    $5.9000
---------------------------------------------------------------------------

CUSIP NO. 806832101                13D/3A                          Page 11 of 17

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

By virtue of constituent arrangements of the Reporting Persons, other than Beard individually, Beard and Kimel may be deemed to act jointly and thus be deemed to share the power to vote, acquire and dispose of shares of the Stock held by WPA I, Ltd. To the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over shares of the Stock. Beard has established accounts with a broker under the Texas Uniform Transfers to Minors Act for the benefit of his minor children and retains sole control thereof until those children, respectively, achieve the age of 21.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

CUSIP NO. 806832101                  13D/3A                        Page 12 of 17

                        SIGNATURES AND POWER OF ATTORNEY

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(l)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them in the capacities set forth below.

Pursuant to the Schedule 13D filed on behalf of each of the Reporting Persons on April 27, 2001, each of the Reporting Person constituted and appointed Joseph G. Beard and Ronald Kimel, and each of them (with full power in each to act alone), as attorneys and agents of the Reporting Persons, to sign and file with the Securities and Exchange Commission under Regulation 13 D-G under the Securities Exchange Act of 1934, as amended, any and all amendments and exhibits to the
Schedule 13D filed on April 27, 2001, with full power and authority to do and perform any and all acts and things whatsoever requisite or desirable in their or his sole discretion.

CUSIP NO. 806832101                13D/3A                          Page 13 of 17




     DATED:  January 18, 2002

                          WESTDALE PROPERTIES AMERICA I, LTD.,
                          a Texas limited partnership

                          By:  JGB Ventures I, Ltd., a Texas limited partnership
                          Its: General Partner

                               By:  JGB Holdings, Inc., a Texas corporation
                               Its: General Partner

                                    By:   /s/ Joseph G. Beard
                                          --------------------------------------
                                    Its:  President
                                          --------------------------------------

CUSIP NO. 806832101                13D/3A                          Page 14 of 17




     DATED:  January 18, 2002

                          JGB Ventures I, Ltd., a Texas limited partnership

                          By:  JGB Holdings, Inc., a Texas corporation
                          Its: General Partner

                               By:  /s/ Joseph G. Beard
                                    --------------------------------------------
                               Its: President
                                    --------------------------------------------

CUSIP NO. 806832101                13D/3A                          Page 15 of 17




     DATED:  January 18, 2002

                          JGB Holdings, Inc., a Texas corporation


                          By:    /s/ Joseph G. Beard
                                 -----------------------------------------------
                          Its:   President
                                 -----------------------------------------------

CUSIP NO. 806832101                13D/3A                          Page 16 of 17




     DATED:  January 18, 2002



                              /s/ Joseph G. Beard
                              --------------------------------------------------
                              Joseph G. Beard

CUSIP NO. 806832101                     13D/3A                   Page 17 of 17




         DATED:   January 18, 2002



                                   /s/ Joseph G. Beard
                                   --------------------------------------------
                                   Joseph G. Beard, as attorney-in-fact for
                                   Ronald Kimel, as sole Trustee for the benefit of the issue of Manuel Kimel under the
                                   Manuel Kimel Family Trust